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                             January 12, 2023

       Todd Fruchterman
       Chief Executive Officer
       Butterfly Network, Inc.
       1600 District Avenue
       Burlington, Massachusetts 01803

                                                        Re: Butterfly Network,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Response Dated
December 16, 2022
                                                            File No. 001-39292

       Dear Todd Fruchterman :

              We have reviewed your response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Conditions and Results of Operations
       Non-GAAP Financial Measures, page 73

   1. We note your response to comment 1. We see from your response that you will remove the non-recurring
categorization for losses on purchase commitments and inventory write-
                                                        downs in future
filings. Please explain to us your consideration of the guidance in Item
                                                        10(e)(1)(ii)(b) of
Regulation S-K and Question 100.01 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures in determining why you believe these adjustments, which
appear to be costs incurred in the ordinary course of your business, are appropriate.
 Todd Fruchterman
Butterfly Network, Inc.
January 12, 2023
Page 2

      You may contact Christie Wong at 202-551-3684 or Julie Sherman, Senior Accountant, at 202-551-3640 if you have any questions.



                                                       Sincerely,
FirstName LastNameTodd Fruchterman
                                                       Division of Corporation
Finance
Comapany NameButterfly Network, Inc.
                                                       Office of Industrial
Applications and
January 12, 2023 Page 2                                Services
FirstName LastName